AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

05012321

November 2, 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 03 2005
WASH. D.C. 185 SECTION

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Attn: International Filing & Reporting Companies

Dear Sirs,

Please find enclosed a copy of the 2005 Third Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Robinson

Kathy Robinson
Assistant Secretary

Encl.

\kn

PROCESSED
NOV 07 2005
THOMSON
FINANCIAL

EXEMPTION # 82-4624

Aur RESOURCES INC.

REPORT TO SHAREHOLDERS – THIRD QUARTER 2005

AUR RESOURCES INC. REPORTS NET EARNINGS OF US$31.0 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$64.3 MILLION IN THE THIRD QUARTER OF 2005

(All dollar amounts are expressed in United States currency)

Third Quarter 2005 Highlights

- Net earnings of $31.0 million or $0.33 (CDN$0.40) per share.
- Cash flow from operating activities of $64.3 million equal to $0.68 (CDN $0.82) per share.
- Cash and working capital increased to $326.2 million and $320.0 million, respectively, as at September 30, 2005.
- Aur's cash per share increased to CDN$3.99 as at September 30, 2005.
- Aur's share of copper production from the Louvicourt, Andacollo and Quebrada Blanca Mines was 57.9 million pounds.
- Dividends of $3.8 million (CDN$0.05 per share) paid to shareholders on July 1, 2005.
- Andacollo mine life extended to late 2010 and forecast copper production for the next five years increased 58% to 227 million pounds.

Financial Highlights

Operating revenues were $108.1 million in the third quarter of 2005, compared to $80.1 million for the same period in 2004. Net earnings were $31.0 million, equal to $0.33 per share for the quarter, a 50% increase over net earnings of $20.7 million or $0.22 per share for the same quarter last year. Cash flow from operating activities was $64.3 million, equal to $0.68 (CDN$0.82) per share, compared to $31.6 million or $0.34 per share in the third quarter of 2004. Aur's consolidated cash position at September 30, 2005 increased by $49.3 million to $326.2 million from June 30, 2005, and working capital increased by $32.5 million to $320.0 million. Aur's consolidated cash exceeded its $125 million senior note debt by $201.2 million at September 30, 2005.

Operating revenues for the nine month period ended September 30, 2005 were $314.2 million, approximately 32% higher than the $239.0 million in 2004. Net earnings were $100.8 million, equal to $1.06 (CDN$1.30) per share for the period, compared to $63.4 million or $0.67 per share, in 2004. Cash flow from operating activities was $160.5 million, equal to $1.69 (CDN$2.06) per share for the nine months ended September 30, 2005, compared to $106.2

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

million or $1.13 per share in 2004. Aur's consolidated cash position at September 30, 2005 was $326.2 million, an increase of 58%, or $119.7 million, from December 31, 2004. Working capital at September 30, 2005 was $320.0 million, an increase of $98.4 million in 2005.

Aur's realized copper price, including cathode sales premiums and quotational period adjustments, averaged $1.88 per pound and $1.71 per pound of copper sold in the third quarter and year to date, respectively, compared to the LME average price for the quarter of $1.70 per pound and $1.57 per pound for the year to date.

The following table summarizes Aur's Consolidated Statements of Operations for the periods ended September 30, 2005 and 2004.

	Three months ended September 30 ($000's)			**Nine months ended September 30 ($000's)**		
	2005	2004	Change	2005	2004	Change
Mining revenues	**108,097**	80,139	27,958	**314,246**	238,996	75,250
Mining expenses	**(41,025)**	(37,030)	(3,995)	**(124,380)**	(105,585)	(18,795)
Depreciation & amortization	**(8,172)**	(8,600)	428	**(24,846)**	(27,815)	2,969
Mine closure & site restoration	**(1,588)**	(785)	(803)	**(3,089)**	(1,842)	(1,247)
Non-controlling interests	**(12,153)**	(3,875)	(8,278)	**(23,485)**	(12,109)	(11,376)
Operating earnings	**45,159**	29,849	15,310	**138,446**	91,645	46,801
Business development	**(1,713)**	(641)	(1,072)	**(4,354)**	(2,904)	(1,450)
Administration	**(1,050)**	(1,658)	608	**(4,833)**	(4,888)	55
Interest on long-term debt	**(2,110)**	(2,110)	-	**(6,328)**	(6,328)	-
Stock-based compensation	**(277)**	(96)	(181)	**(1,141)**	(283)	(858)
Taxes	**(9,110)**	(4,670)	(4,440)	**(25,070)**	(14,319)	(10,751)
Other	**119**	55	64	**4,044**	474	3,570
Net earnings	**31,018**	20,729	10,289	**100,764**	63,397	37,367
Basic earnings per share	**0.33**	0.22	0.11	**1.06**	0.67	0.39

Metal Production and Sales

Aur's share of metal production from the Louvicourt, Andacollo and Quebrada Blanca Mines in the third quarter of 2005 was 57.9 million pounds of copper, 0.8 million pounds of zinc, 11,000 ounces of silver and 300 ounces of gold, compared to 54.7 million pounds of copper, 3.9 million pounds of zinc, 43,000 ounces of silver and 1,400 ounces of gold in the third quarter of 2004. Aur's share of copper production was 3.2 million pounds higher than the third quarter of 2004 due to higher ore tonnage mined at a higher grade at the Andacollo Mine and higher ore grade at the Quebrada Blanca Mine, partially offset by less production from the Louvicourt Mine due to its closure in July.

Mining revenues were $108.1 million in the third quarter of 2005; a $28.0 million increase over the same period in 2004, primarily due to a $0.50 per pound higher realized copper price. Copper sales were 0.8 million pounds higher in the third quarter of 2005 compared to the third quarter of 2004.

Minesite cash operating costs were $41.0 million in the third quarter of 2005, compared to $37.0 million in 2004. Aur's cash operating cost per pound of copper sold was $0.71 for the quarter, $0.10 per pound higher than in the third quarter of 2004. The higher unit operating costs resulted primarily from increased energy, acid, foreign exchange, labour and transportation costs.

Aur's share of metal production from the Louvicourt, Andacollo and Quebrada Blanca Mines in the nine months ended September 30, 2005 was 179.7 million pounds of copper, 8.8 million pounds of zinc, 138,000 ounces of silver and 4,500 ounces of gold, compared to 172.7 million pounds of

copper, 10.4 million pounds of zinc, 142,000 ounces of silver and 4,900 ounces of gold in 2004. Copper production to September 30, 2005 was 7.0 million pounds higher than in 2004.

Mining revenues were $314.2 million for the year to date, an increase of 31% over the $239.0 million for the same period in 2004. Mining revenues were $75.3 million higher than in 2004 primarily due to a $0.34 per pound higher realized copper price and offset by $2.0 million less by-product credits due to the Louvicourt Mine closure in July. Higher copper sales, due to higher production, resulted in $8.3 million more revenue, while the higher copper price generated $66.4 million more revenue in 2005, compared to 2004.

Minesite cash operating costs were $124.4 million to September 30, 2005, compared to $105.6 million in 2004. Aur's cash operating cost per pound of copper sold was $0.65 for the year to date, compared to $0.57 in 2004. The 6.2 million more pounds of copper sold to September 30, 2005 compared to the same period in 2004 added $3.8 million to mining expenses while the higher operating costs per pound of copper sold resulted primarily from higher unit costs for consumables and labour.

The following tables present the calculation of cash operating costs per pound of copper sold, net of by-product credits, for the three months and nine months ended September 30, 2005 and 2004. Aur and the mining industry in general, utilize unit cost information to better understand costs and reporting period fluctuations. There are no industry standardized measures used in calculating unit cash costs and this data is intended only to provide information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

	Three months ended September 30, 2005		Three months ended September 30, 2004	
	$000's	**$/lb.**	$000's	$/lb.
Mining expenses	**41,025**	**0.72**	37,030	0.66
By-products credits included in mining revenues				
Zinc	**(385)**	**(0.01)**	(1,677)	(0.03)
Silver	**(71)**	**(0.00)**	(293)	(0.01)
Gold	**(116)**	**(0.00)**	(590)	(0.01)
Net cash operating costs	**40,453**	**0.71**	34,470	0.61
Copper sold (000's lbs.)	**57,075**		56,344	

	Nine months ended September 30, 2005		Nine months ended September 30, 2004	
	$000's	**$/lb.**	$000's	$/lb.
Mining expenses	**124,380**	**0.70**	105,585	0.61
By-products credits included in mining revenues				
Zinc	**(5,312)**	**(0.03)**	(4,748)	(0.03)
Silver	**(967)**	**(0.01)**	(912)	(0.00)
Gold	**(1,896)**	**(0.01)**	(1,963)	(0.01)
Net cash operating costs	**116,205**	**0.65**	97,962	0.57
Copper sold (000's lbs.)	**178,807**		172,644	

The following table summarizes mine operating earnings [(1)] for the periods ended September 30, 2005 and 2004.

	Three months ended September 30 ($000's)			Nine months ended September 30 ($000's)		
	2005	2004	Change	**2005**	2004	Change
Louvicourt	**944**	4,697	(3,753)	**14,236**	14,946	(710)
Andacollo	**16,708**	8,948	7,760	**41,578**	27,288	14,290
Quebrada Blanca	**49,420**	29,464	19,956	**134,052**	91,177	42,875
	67,072	43,109	23,963	**189,866**	133,411	56,455

(1) Mine operating earnings equals mining operating revenues less mining operating expenses.

Cash flow from mine operating activities was $69.0 million in the third quarter of 2005 and $177.4 million for the year to date, compared to $37.4 million and $121.6 million, respectively, for the same periods last year.

Louvicourt Mine

After almost 11 years of production, the last 3,000 tonnes of ore was processed through the mill on July 12, 2005 and the Louvicourt Mine ceased operation. Decommissioning and reclamation work is now in progress.

Comparison of 2005 operating and financial information to 2004 is not considered meaningful due to the Mine closure on July 12, 2005.

The Louvicourt Mine produced 1.1 million pounds of copper and 2.8 million pounds of zinc from 51,066 tonnes of ore milled during the third quarter of 2005.

Aur's share of Louvicourt's revenues was $1.8 million in the third quarter of 2005. As a consequence of mining lower grade, but still economic, reserves at the higher realizable copper prices, low grade ore was processed in the period, resulting in costs of $0.91 per pound of copper sold for the quarter, net of by-product credits. Working capital at September 30, 2005 was $4.8 million, the majority of which is expected to be realized during the remainder of 2005. Aur's cash flow from Louvicourt's operating activities was $6.8 million in the third quarter of 2005.

Louvicourt produced 38.0 million pounds of copper and 29.5 million pounds of zinc from 819,920 tonnes of ore milled during the nine months ended September 30, 2005. Mill throughput was

276,920 tonnes higher than planned and copper and zinc production were 8.8 million pounds and 10.0 million pounds, respectively, higher than planned for 2005 due principally to higher metal prices which allowed the profitable mining of lower grade ore not in the mine plan.

Aur's share of Louvicourt's revenues was $27.3 million for the year to date. Cash operating costs were $0.43 per pound of copper sold, net of by-product credits. Aur's 30% of the cash flow from operating activities was $16.4 million in the first nine months of 2005.

Andacollo Mine

The Andacollo Mine produced 13.2 million pounds of LME registered Grade A cathode copper during the third quarter of 2005, 2.7 million more than the third quarter of 2004. Production was 1.2 million pounds higher than budgeted. A total of 4.6 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.7:1. A total of 3.8 million tonnes of rock, of which 0.7 million tonnes was ore, was mined at a strip ratio of 4.7:1 in the third quarter of 2004.

Andacollo's revenues of $24.8 million, generated from the sale of 13.2 million pounds of copper in the third quarter of 2005, were $9.6 million higher than the revenues of $15.2 million in the third quarter of 2004 as a result of higher copper prices and sales volumes. Cash operating costs were $8.1 million, $1.8 million higher than for the same period in 2004 principally due to the higher tonnage of ore mined and copper produced, higher energy and labour costs and the negative impact of a strong Chilean peso versus the United States dollar. The cash operating costs in the third quarter of 2005 were $0.61 per pound of copper sold, $0.04 per pound higher than in 2004. Cash flow from operating activities was $17.2 million in the third quarter of 2005, compared to $8.0 million in 2004. Expenditures on property, plant and equipment were $2.7 million in the third quarter compared to $0.6 million in 2004.

Andacollo produced 38.4 million pounds of LME registered Grade A cathode copper during the nine months ended September 30, 2005, 5.0 million pounds more than in 2004. A total of 14.1 million tonnes of rock, of which 3.1 million tonnes was ore, was mined at a strip ratio of 3.5:1. A total of 11.4 million tonnes of rock, of which 2.4 million tonnes was ore, was mined at a strip ratio of 3.8:1 in 2004.

Andacollo's revenues of $65.7 million, generated from the sale of 38.3 million pounds of copper in the nine months ended September 30, 2005, were $21.0 million higher than the revenues of $44.7 million in 2004, primarily as a result of higher realized copper prices and higher copper sales. Cash operating costs were $24.1 million, due to 5.2 million pounds more copper sold and higher energy and labour costs. The cash operating costs for the year to date were $0.63 per pound of copper sold, $0.10 per pound higher than in 2004 for the same reasons as in the third quarter. Cash flow from operating activities was $43.0 million in the year to date, compared to $24.4 million in 2004. Expenditures on property, plant and equipment were $3.7 million for the year to date, compared to $2.5 million in 2004.

On October 3, 2005, Aur announced an increase in leachable reserves at Andacollo of 17.2 million tonnes to 32.3 million tonnes grading 0.58% Cu. A new mine plan based upon these reserves has been prepared which will extend the mine life until late 2010 and increase the remaining copper production by 83.4 million pounds, or 58%, to 227.4 million pounds. The construction of a dump leach facility and a small heap leach pad expansion will be carried out at a capital cost of $4.5 million and $0.9 million, respectively, in order to achieve the increased copper production.

The final feasibility study for the Andacollo hypogene copper deposit is progressing well and remains on schedule for completion in the first quarter of 2006.

The Andacollo Mine is now expected to produce 52 million pounds of copper at a cash operating cost of $0.61 per pound of copper sold in 2005. At an average copper price of $1.75 per pound in the fourth quarter of 2005, Andacollo's cash flow from operating activities is expected to be approximately $60 million.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 44.4 million pounds of LME registered Grade A cathode copper in the third quarter of 2005, compared to 42.8 million pounds in the second quarter of 2005 and 39.4 million pounds in the third quarter of 2004. A total of 9.1 million tonnes of rock, of which 1.9 million tonnes was heap leach ore and 3.0 million tonnes was dump leach ore, was mined at a strip ratio of 0.9:1 in the third quarter of 2005, compared to 9.0 million tonnes of rock, of which 1.9 million tonnes was heap leach ore and 2.7 million tonnes was dump leach ore, at a strip ratio of 1.0:1 for the third quarter 2004.

Quebrada Blanca's revenues, generated from the sale of 43.5 million pounds of copper, were $81.5 million in the third quarter of 2005, compared to $55.7 million generated from the sale of 40.5 million pounds of copper in 2004. The $25.8 million increase in revenues was due to a higher realized copper price and the higher sales volumes. Cash operating costs of $32.1 million were $5.9 million higher than in the same period in 2004. Cash operating costs were $0.74 per pound of copper sold, $0.09 per pound higher than in the third quarter of 2004 due to significantly higher energy, acid, labour and transportation costs and the negative impact of the strong Chilean peso versus the United States dollar. Cash flow from operating activities was $45.0 million in the third quarter of 2005 compared to $24.6 million in 2004. Expenditures on property, plant and equipment were $0.2 million in the third quarter, compared to $0.4 million in 2004.

Quebrada Blanca produced 129.8 million pounds of LME registered Grade A copper in the nine months ended September 30, 2005, compared to 123.2 million pounds produced in 2004. A total of 27.6 million tonnes of rock, of which 5.6 million tonnes was heap leach ore and 9.4 million tonnes was dump leach ore, was mined at a strip ratio of 0.8:1 to September 30, 2005. A total of 25.6 million tonnes of rock, of which 5.3 million tonnes was heap leach ore and 5.7 million tonnes was dump leach ore, was mined at a strip ratio of 1.3:1 in 2004.

Quebrada Blanca's revenues, generated from the sale of 129.1 million pounds of copper, were $221.3 million in the nine months ended September 30, 2005, compared to $165.1 million generated from the sale of 123.5 million pounds of copper in 2004. The $56.2 million revenue increase was due to higher realized copper prices and higher sales volumes. Cash operating costs were $87.2 million, $13.4 million higher than in 2004. Cash operating costs were $0.68 per pound of copper sold in the first nine months of 2005, $0.08 per pound higher than last year, for the same reasons as in the third quarter. Cash flow from operating activities in the nine months ended September 30, 2005 was $118.0 million, compared to $85.6 million in 2004. Expenditures on property, plant and equipment were $0.5 million compared to $1.1 million in 2004.

The Quebrada Blanca Mine is expected to produce 176 million pounds of copper at a cash operating cost of $0.69 per pound of copper sold in 2005. At an average copper price of $1.75 per pound in the fourth quarter of 2005, Quebrada Blanca's operating cash flow is expected to be approximately $170 million.

Development Projects

Duck Pond – Newfoundland

Development of the Duck Pond copper-zinc deposit is progressing well and remains on schedule for production in the fourth quarter of 2006. The ramp has advanced to over 700 metres, construction

AUR RESOURCES INC.

of the surface facilities, including the mill, is fully activated and the power line is expected to be energized in December. Most of the key senior operating staff are on site and the total manpower, including contractors, is 130 people. Capital expenditures were $9.9 million in the third quarter and at year end are expected to total $33 million (CDN$39 million).

Other Financial Information

Business Development

Aur's expenditures on its exploration projects and the identification and evaluation of acquisitions were $1.7 million and $4.4 million in the third quarter and in the year to date, respectively. Four copper projects in Chile are at the drilling stage with drilling now in progress on the Montoya and Juan Godoy properties. Progress on resolving the land access issues at La Verde has been slow and drilling to evaluate the copper discovery made earlier this year remain suspended. The search for development stage deposits and/or producing mines which will meet Aur's investment criteria continues and includes Africa, Eastern Europe and CIS countries, as well as the Americas. A number of assets have been identified and are under evaluation.

Administration

Administration expenses were $1.1 million and $4.8 million in the third quarter and in the year to date, respectively, compared to $1.7 million and $4.9 million, respectively, in 2004. These expenses are expected to be $6.2 million for the year.

Depreciation and amortization

Depreciation and amortization expenses were $8.2 million and $24.8 million in the third quarter and in the year to date, respectively, compared to $8.6 million and $27.8 million, respectively, in 2004. These expenses are expected to be $32.7 million for the year.

Mine closure and site restoration

Non-cash mine closure and site-restoration expenses were $1.6 million and $3.1 million in the third quarter and in the year to date, respectively, compared to $0.8 million and $1.8 million, respectively, in 2004. These expenses are expected to be $4.4 million for the year, of which $2.0 million will be cash expenditures for decommissioning and site restoration in progess at the Louvicourt Mine which closed on July 12, 2005.

Interest on long-term debt

Interest expense on Aur's $125 million senior notes debt was $2.1 million and $6.3 million in the third quarter and in the year to date, respectively, in both 2005 and 2004, and will be $8.4 million for the year.

Stock-based compensation

Stock-based compensation expense was $0.3 million and $1.1 million in the third quarter and in the year to date, respectively, compared to $0.1 million and $0.3 million, respectively, in 2004. Based upon options granted during the period January 1, 2003 to September 30, 2005, stock-based compensation expense for the year will total $1.6 million in 2005 for the options granted during the period January 1, 2003 to September 30, 2005.

Other expenses (revenues)

The net amount of other expenses and revenues was positive $0.1 million and 4.0 million in the third quarter and in the year to date, respectively, compared to positive $0.1 million and $0.5 million, respectively, in 2004. Net revenues in the third quarter were primarily due to interest income of $2.6 million, a gain on the sale of property, plant and equipment of $0.4 million, partially offset by a $2.1 million copper price participation amount expected to be payable to ENAMI by Quebrada Blanca, and interest and financing costs of $0.6 million. For the year to date, net revenues consisted primarily of interest income of $6.1 million, a gain on the sale of marketable securities of $1.8 million and a gain on the sale of property, plant and equipment of $0.5 million. The net amount of other expenses and revenues is forecast to be positive $4.1 million for the year, primarily due to interest income earned on Aur's substantial cash balances, offset by an expected copper price participation expense, payable to ENAMI, of $4.7 million.

Provision for income and resource taxes

Provision for taxes was $9.1 million in the third quarter and $25.1 million for the year to date, respectively, compared to $4.7 million and $14.3 million, respectively, in 2004. Year to date cash taxes totalled $20.0 million, of which $18.1 million related to Quebrada Blanca and $1.9 million related to Quebec mining duties on Aur's share of Louvicourt's income, while non-cash future taxes totalled $5.1 million. Cash taxes totalled $2.6 million in 2004. The higher tax expense in 2005 is a result of higher earnings. At an LME average copper price of $1.75 per pound for the balance of 2005, the provision for taxes is expected to be $28.0 million for cash taxes and $6.0 million for future taxes in 2005.

Non-controlling interests

Non-controlling interests expense, related to the interests of Aur's partners in the Andacollo and Quebrada Blanca Mines, was $12.2 million and $23.5 million in the third quarter and in the year to date, respectively, compared to $3.9 million and $12.1 million, respectively, in 2004. Cash payments to non-controlling interests totalled $3.6 million for the year to date compared to $10.3 million for the same period in 2004.

As the debt obligations of both Andacollo and Quebrada Blanca were fully repaid in the second quarter of 2005, Aur no longer has preferential rights with respect to cash flow from these mines, its entitlement now being the right to receive 76.5% and 63% of Quebrada Blanca's and Andacollo's future cash distributions, respectively. As at September 30, 2005, the entitlement of the non-controlling interests to cash distributions was $24.6 million. A cash distribution of $32.6 million is presently forecast to be made to non-controlling interests in the Quebrada Blanca Mine in December 2005.

Working capital

Working capital increased $32.5 million during the third quarter to $320.0 million at September 30, 2005, primarily due to increased cash balances resources resulting from operating activities.

Property, plant and equipment

Investments in property, plant and equipment totalled $28.4 million in the nine months ended September 30, 2005, compared to $4.4 million in 2004. These investments included a $10.0 million accrual for the expected copper price participation amount payable to Teck Cominco in January 2006 for 2005, relating to the 2000 purchase of Quebrada Blanca, $14.1 million invested at Duck Pond, $3.7 million invested at Andacollo and $0.5 million invested at Quebrada Blanca. Aur anticipates that, in addition to the $10 million accrued copper price participation, expenditures on

Aur RESOURCES INC.

property, plant and equipment in 2005 will be $27 (CDN$32.4) million at Duck Pond, $2.2 million at Quebrada Blanca and $6.9 million at Andacollo.

2005 Forecast

Aur has used a copper price in the fourth quarter of $1.75 per pound in developing this 2005 forecast.

In 2005, Aur expects its share of the 266 million pounds of copper production from the Louvicourt, Andacollo and Quebrada Blanca Mines to total approximately 192 million pounds together with by-product zinc, silver and gold. Cash operating costs per pound of copper sold, net of by-product credits, are forecast to average $0.66 per pound in 2005.

Revenue is forecast to be approximately $425 million, including by-product credits. Mine operating costs are expected to be $166 million. Operating profit, after business development, administration and senior notes interest costs, is expected to be approximately $237 million. Net earnings, after other expenses including depreciation and amortization, non-cash mine closure expenses, income tax provision and non-controlling interests totalling $106 million, are forecast at approximately $131 million, equal to $1.38 or CDN$1.66 per share.

Cash flow from operating activities is forecast to be approximately $230 million. Cash expenditures associated with financing activities are expected to total $49 million and are comprised of $12 million for dividends, $4 million for capital leases and $36 million to non-controlling interests, offset by revenues of $3 million, primarily from common share issuances. Cash expenditures on investing activities are expected to total $48 million in 2005, comprised of $33 million at Duck Pond, $9 million at the mines and $10 million to Teck Cominco for the 2004 copper price participation offset by $4.0 million of other proceeds on sale of marketable securities and disposal of property, plant and equipment. Aur's consolidated cash balance at December 31, 2005 is forecast to be $339 million, after the payment of $32.4 million of dividends to Quebrada Blanca non-controlling interests in December. Aur's share of the consolidated cash balances is forecast to be $321 million at December 31, 2005.

Aur's sensitivity to copper price is such that a $0.10 per pound increase or decrease in the price of copper from $1.75 per pound, in the fourth quarter of 2005, would change the 2005 net earnings by $4 million and cash flow from operating activities by $5 million.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2004 Annual Report and/or in Aur's Annual Information Form dated March 31, 2005 and filed with Canadian securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2005 and include among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events

to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual Consolidated Financial Statements, AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended September 30

2005	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	51,066	1,017,220	1,856,358	n/a
Grade				
Copper (%)	1.03	0.86	1.21	n/a
Soluble copper (%)	n/a	0.74	1.08	n/a
Zinc (%)	2.79	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	1.41	-	-	n/a
Copper (pounds)				
Produced	321,000	13,211,000	44,372,000	57,904,000
Sold	321,000	13,222,000	43,532,000	57,075,000
Less: non-controlling interests	-	(4,892,500)	(10,230,500)	(15,123,000)
Net to Aur	321,000	8,329,500	33,301,500	41,952,000
Inventory	-	739,000	3,232,000	3,971,000
Other metals produced and sold				
Zinc (pounds)	825,000	-	-	2,753,000
Gold (ounces)	300	-	-	300
Silver (ounces)	11,000	-	-	11,000
Cost per pound of copper sold	0.91	0.61	0.74	0.71

2004	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	308,116	659,799	1,827,664	n/a
Grade				
Copper (%)	2.45	0.79	1.21	n/a
Soluble copper (%)	n/a	0.67	1.08	n/a
Zinc (%)	2.33	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.84	-	-	n/a
Copper (pounds)				
Produced	4,815,000	10,462,000	39,393,000	54,670,000
Sold	4,815,000	11,016,000	40,513,000	56,344,000
Less: non-controlling interests	-	(3,305,000)	(4,051,000)	(7,356,000)
Net to Aur	4,815,000	7,711,000	36,462,000	48,988,000
Inventory	-	939,000	2,586,000	3,525,000
Other metals produced and sold				
Zinc (pounds)	3,933,000	-	-	3,933,000
Gold (ounces)	1,400	-	-	1,400
Silver (ounces)	43,000	-	-	43,000
Cost per pound of copper sold	$0.41	$0.57	$0.65	$0.61

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30% beneficial interests in Louvicourt and its respective beneficial interests in Andacollo and Quebrada Blanca of 70% and 90% prior to June 30, 2005 and 63% and 76.5% thereafter. At Quebrada Blanca, the ore is material stacked in the period and excludes 3,027,290 tonnes (2004–2,708,430 tonnes) of dump leach ore.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

AUR RESOURCES INC.

PRODUCTION STATISTICS
Nine months ended September 30

2005	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	819,920	3,100,683	5,524,067	n/a
Grade				
Copper (%)	2.20	0.84	1.31	n/a
Soluble copper (%)	n/a	0.72	1.10	n/a
Zinc (%)	1.85	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.95	-	-	n/a
Copper (pounds)				
Produced	11,403,000	38,440,000	129,827,000	179,670,000
Sold	11,403,000	38,257,000	129,147,000	178,807,000
Less: non-controlling interests	-	(12,403,000)	(18,792,000)	(31,195,000)
Net to Aur	11,403,000	25,854,000	110,355,000	147,612,000
Inventory	-	739,000	3,232,000	3,971,000
Other metals produced and sold				
Zinc (pounds)	8,842,000	-	-	8,842,000
Gold (ounces)	4,500	-	-	4,500
Silver (ounces)	138,000	-	-	138,000
Cost per pound of copper sold	0.43	0.63	0.68	0.65
2004	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	910,935	2,356,992	5,247,671	n/a
Grade				
Copper (%)	2.77	0.78	1.23	n/a
Soluble copper (%)	n/a	0.67	1.08	n/a
Zinc (%)	2.05	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.88	-	-	n/a
Copper (pounds)				
Produced	16,044,000	33,369,000	123,248,000	172,661,000
Sold	16,044,000	33,132,000	123,468,000	172,644,000
Less: non-controlling interests	-	(9,940,000)	(12,347,000)	(22,287,000)
Net to Aur	16,044,000	23,192,000	111,121,000	150,357,000
Inventory	-	939,000	2,586,000	3,525,000
Other metals produced and sold				
Zinc (pounds)	10,387,000	-	-	10,387,000
Gold (ounces)	4,900	-	-	4,900
Silver (ounces)	142,000	-	-	142,000
Cost per pound of copper sold	$0.42	$0.53	$0.60	$0.57

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30% beneficial interests in Louvicourt and its respective beneficial interests in Andacollo and Quebrada Blanca of 70% and 90% prior to June 30, 2005 and 63% and 76.5% thereafter. At Quebrada Blanca, the ore is material stacked in the period and excludes 9,372,664 tonnes (2004–5,725,669 tonnes) of dump leach ore.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

AUR RESOURCES INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS

September 30, 2005
(Expressed in thousands of United States dollars)

These interim financial statements have not been audited or reviewed by the Corporation's external auditors.

Aur RESOURCES INC.

Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share) (Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Mining revenues	**108,097**	80,139	**314,246**	238,996
Expenses				
Mining	**41,025**	37,030	**124,380**	105,585
Business development	**1,713**	641	**4,354**	2,904
Administration	**1,050**	1,658	**4,833**	4,888
Depreciation and amortization	**8,172**	8,600	**24,846**	27,815
Mine closure and site restoration	**1,588**	785	**3,089**	1,842
Interest on long-term debt	**2,110**	2,110	**6,328**	6,328
Stock-based compensation	**277**	96	**1,141**	283
Other expenses (revenues) (note 7)	**(119)**	(55)	**(4,044)**	(474)
	55,816	50,865	**164,927**	149,171
Earnings before taxes and non-controlling interests	**52,281**	29,274	**149,319**	89,825
Income and resource taxes	**(9,110)**	(4,670)	**(25,070)**	(14,319)
Earnings before non-controlling interests	**43,171**	24,604	**124,249**	75,506
Non-controlling interests	**(12,153)**	(3,875)	**(23,485)**	(12,109)
Net earnings for the period	**31,018**	20,729	**100,764**	63,397
Basic earnings per share (note 6(b))	**0.33**	0.22	**1.06**	0.67
Diluted earnings per share (note 6(b))	**0.32**	0.22	**1.05**	0.67

Consolidated Statements of Retained Earnings

(in thousands of United States dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Retained earnings – beginning of period	**194,575**	82,335	**128,646**	39,667
Net earnings for the period	**31,018**	20,729	**100,764**	63,397
Dividends on common shares	**-**	-	**(3,817)**	-
Retained earnings – end of period	**225,593**	103,064	**225,593**	103,064

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Operations for the three months ended September 30
(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Mining revenues	1,807	24,800	81,490	-	**108,097**
Expenses					
Mining	863	8,092	32,070	-	**41,025**
Business development	-	-	-	1,713	**1,713**
Administration	-	-	-	1,050	**1,050**
Depreciation and amortization	-	2,245	5,838	89	**8,172**
Mine closure and site restoration	249	179	1,160	-	**1,588**
Interest on long-term debt	-	-	-	2,110	**2,110**
Stock-based compensation	-	-	-	277	**277**
Other expenses (revenues)	(613)	93	2,391	(1,990)	**(119)**
	499	10,609	41,459	3,249	**55,816**
Earnings (loss) before taxes	1,308	14,191	40,031	(3,249)	**52,281**
Income and resource taxes	3,092	(2,133)	(6,731)	(3,338)	**(9,110)**
Earnings (loss) before non-controlling interests	4,400	12,058	33,300	(6,587)	**43,171**
Non-controlling interests	-	(4,461)	(7,692)	-	**(12,153)**
Net earnings (loss)	4,400	7,597	25,608	(6,587)	**31,018**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	9,230	15,246	55,663	-	80,139
Expenses					
Mining	4,533	6,298	26,199	-	37,030
Business development	-	-	-	641	641
Administration	-	-	-	1,658	1,658
Depreciation and amortization	627	1,910	5,821	242	8,600
Mine closure and site restoration	21	168	596	-	785
Interest on long-term debt	-	-	-	2,110	2,110
Stock-based compensation	-	-	-	96	96
Other expenses (revenues)	54	113	457	(679)	(55)
	5,235	8,489	33,073	4,068	50,865
Earnings (loss) before taxes	3,995	6,757	22,590	(4,068)	29,274
Income and resource taxes	(1,895)	-	(4,111)	1,336	(4,670)
Earnings (loss) before non-controlling interests	2,100	6,757	18,479	(2,732)	24,604
Non-controlling interests	-	(2,027)	(1,848)	-	(3,875)
Net earnings (loss)	2,100	4,730	16,631	(2,732)	20,729

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Operations for the nine months ended September 30
(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	$
Mining revenues	27,263	65,687	221,296	-	**314,246**
Expenses					
Mining	13,027	24,109	87,244	-	**124,380**
Business development	-	-	-	4,354	**4,354**
Administration	-	-	-	4,833	**4,833**
Depreciation and amortization	766	6,791	17,127	162	**24,846**
Mine closure and site restoration	497	430	2,162	-	**3,089**
Interest on long-term debt	-	-	-	6,328	**6,328**
Stock-based compensation	-	-	-	1,141	**1,141**
Other expenses (revenues)	(790)	441	2,818	(6,513)	**(4,044)**
	13,500	31,771	109,351	10,305	**164,927**
Earnings (loss) before taxes	13,763	33,916	111,945	(10,305)	**149,319**
Income and resource taxes	(1,918)	(3,873)	(19,286)	7	**(25,070)**
Earnings (loss) before non-controlling interests	11,845	30,043	92,659	(10,298)	**124,249**
Non-controlling interests	-	(9,857)	(13,628)	-	**(23,485)**
Net earnings (loss)	11,845	20,186	79,031	(10,298)	**100,764**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	29,247	44,679	165,070	-	238,996
Expenses					
Mining	14,301	17,391	73,893	-	105,585
Business development	-	-	-	2,904	2,904
Administration	-	-	-	4,888	4,888
Depreciation and amortization	1,805	6,049	18,479	1,482	27,815
Mine closure and site restoration	101	338	1,403	-	1,842
Interest on long-term debt	-	-	-	6,328	6,328
Stock-based compensation	-	-	-	283	283
Other expenses (revenues)	(11)	63	221	(747)	(474)
	16,196	23,841	93,996	15,138	149,171
Earnings (loss) before taxes	13,051	20,838	71,074	(15,138)	89,825
Income and resource taxes	(5,796)	-	(12,498)	3,975	(14,319)
Earnings (loss) before non-controlling interests	7,255	20,838	58,576	(11,163)	75,506
Non-controlling interests	-	(6,251)	(5,858)	-	(12,109)
Net earnings (loss)	7,255	14,587	52,718	(11,163)	63,397

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at September 30 2005	December 31 2004
	(Unaudited) $	$
Assets		
Current		
Cash	**326,201**	206,520
Receivables	**13,665**	14,242
Inventories and prepaid expenses (note 2)	**59,956**	52,750
	399,822	273,512
Property, plant and equipment	**276,633**	273,887
Future income and resource taxes	**3,387**	5,506
Long-term copper inventory and other (note 3)	**21,261**	21,748
	701,103	574,653
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**37,176**	28,290
Dividends payable	**-**	7,849
Copper price participations (note 4)	**13,061**	10,000
Current portion of non-controlling interests	**24,646**	-
Current portion of obligation under capital leases	**3,501**	3,847
Current portion of mine closure and site restoration	**1,480**	1,946
	79,864	51,932
Senior notes (note 5)	**125,000**	125,000
Obligation under capital leases	**6,459**	8,952
Obligation on properties purchased	**227**	227
Future income and resource taxes	**22,349**	19,396
Mine closure and site restoration	**25,870**	23,025
Non-controlling interests	**30,462**	35,258
	210,367	211,858
	290,231	263,790
Contingency (note 10)		
Shareholders' equity		
Share capital (note 6)	**180,843**	178,269
Contributed surplus – stock-based compensation	**1,848**	707
Cumulative translation adjustment	**2,588**	3,241
Retained earnings	**225,593**	128,646
	410,872	310,863
	701,103	574,653

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Balance Sheet Information as at
(in thousands of United States dollars)

September 30, 2005 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	1,019	27,261	114,878	183,043	**326,201**
Receivables	5,653	1,580	3,912	2,520	**13,665**
Inventories and prepaid expenses	20	10,496	48,911	529	**59,956**
	6,692	39,337	167,701	186,092	**399,822**
Property, plant and equipment	-	30,351	223,597	22,685	**276,633**
Future income and resource taxes	-	-	-	3,387	**3,387**
Long-term copper inventory and other	-	-	20,128	1,133	**21,261**
	6,692	69,688	411,426	213,297	**701,103**
Liabilities					
Current					
Accounts payable and accrued liabilities	394	3,676	28,587	4,519	**37,176**
Copper price participations	-	-	3,061	10,000	**13,061**
Current portion of non-controlling interests	-	-	24,646	-	**24,646**
Current portion of obligation under capital leases	-	190	3,311	-	**3,501**
Current portion of mine closure and site restoration	1,480	-	-	-	**1,480**
	1,874	3,866	59,605	14,519	**79,864**
Senior notes	-	-	-	125,000	**125,000**
Obligation under capital leases	-	-	6,459	-	**6,459**
Obligation on properties purchased	-	-	-	227	**227**
Future income and resource taxes	-	1,754	20,595	-	**22,349**
Mine closure and site restoration	1,183	4,909	19,037	741	**25,870**
Non-controlling interests	-	20,049	10,413	-	**30,462**
	3,057	30,578	116,109	140,487	**290,231**

December 31, 2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	461	981	10,988	194,090	206,520
Receivables	10,804	1,116	1,837	485	14,242
Inventories and prepaid expenses	401	11,716	40,411	222	52,750
	11,666	13,813	53,236	194,797	273,512
Property, plant and equipment	1,427	33,433	230,607	8,420	273,887
Future income and resource taxes	-	2,119	-	3,387	5,506
Long-term copper inventory and other	-	-	20,426	1,322	21,748
	13,093	49,365	304,269	207,926	574,653
Liabilities					
Current					
Accounts payable and accrued liabilities	1,629	2,567	16,264	7,830	28,290
Dividends payable	-	-	-	7,849	7,849
Copper price participation	-	-	-	10,000	10,000
Current portion of obligation under capital leases	-	368	3,479	-	3,847
Current portion of mine closure and site restoration	1,946	-	-	-	1,946
	3,575	2,935	19,743	25,679	51,932
Senior notes	-	-	-	125,000	125,000
Obligation under capital leases	-	-	8,952	-	8,952
Obligation on properties purchased	-	-	-	227	227
Future income and resource taxes	-	-	19,396	-	19,396
Mine closure and site restoration	1,141	4,424	16,743	717	23,025
Non-controlling interests	-	13,827	21,431	-	35,258
	4,716	21,186	86,265	151,623	263,790

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Operating activities				
Net earnings for the period	**31,018**	20,729	**100,764**	63,397
Non-cash items -				
Depreciation and amortization	**8,172**	8,600	**24,846**	27,815
Future income and resource taxes	**1,546**	3,298	**5,071**	11,663
Mine closure and site restoration	**815**	785	**2,154**	1,842
Gain on sale of marketable securities	**-**	(29)	**(1,804)**	(48)
Gain on disposal of property, plant and equipment	**(377)**	(38)	**(522)**	(38)
Interest on obligation on property purchased	**8**	13	**26**	387
Stock-based compensation	**277**	96	**1,141**	283
Copper price participation	**2,074**	-	**3,062**	-
Non-controlling interests	**12,153**	3,875	**23,485**	12,109
	55,686	37,329	**158,223**	117,410
Net change in non-cash working capital items (note 8)	**8,647**	(5,768)	**2,256**	(11,182)
	64,333	31,561	**160,479**	106,228
Financing activities				
Dividends on common shares	**(3,817)**	-	**(11,773)**	-
Repayments of capital leases	**(865)**	(967)	**(2,841)**	(3,721)
Payments of non-controlling interests	**-**	(2,280)	**(3,589)**	(10,297)
Common shares issued	**881**	69	**2,574**	892
Foreign exchange and other	**584**	(669)	**(171)**	(1,452)
	(3,217)	(3,847)	**(15,800)**	(14,578)
Investing activities				
Payment of copper price participation	**-**	-	**(10,000)**	-
Property, plant and equipment	**(8,420)**	(997)	**(9,868)**	(3,637)
Mineral property development	**(4,410)**	(321)	**(8,568)**	(741)
Principal payment on property purchased	**-**	-	**-**	(2,250)
Proceeds on sale of marketable securities	**-**	32	**2,213**	94
Proceeds on disposal of property, plant and equipment	**1,061**	38	**1,225**	38
	(11,769)	(1,248)	**(24,998)**	(6,496)
Increase in cash for the period	**49,347**	26,466	**119,681**	85,154
Cash – beginning of period	**276,854**	134,001	**206,520**	75,313
Cash – end of period	**326,201**	160,467	**326,201**	160,467

See accompanying notes to interim consolidated financial statements.

RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the three months ended September 30
(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	$
Operating activities					
Net earnings (loss)	4,400	7,597	25,608	(6,587)	**31,018**
Non-cash items	(4,267)	9,019	16,177	3,739	**24,668**
	133	16,616	41,785	(2,848)	**55,686**
Net change in non-cash working capital items	6,667	549	3,264	(1,833)	**8,647**
	6,800	17,165	45,049	(4,681)	**64,333**
Financing activities					
Repayments of capital leases	-	-	-	(3,817)	**(3,817)**
Payments of non-controlling interests	-	-	(865)	-	**(865)**
Common shares issued	-	-	-	881	**881**
Foreign exchange and other	297	(54)	(216)	557	**584**
	297	(54)	(1,081)	(2,379)	**(3,217)**
Investing activities					
Property, plant and equipment	-	(2,680)	(178)	(5,562)	**(8,420)**
Mineral property development	-	-	-	(4,410)	**(4,410)**
Other	1,062	-	-	(1)	**1,061**
	1,062	(2,680)	(178)	(9,973)	**(11,769)**
Intersegment distributions to corporate	(8,144)	(90)	934	7,300	**-**
Increase (decrease) in cash for the period	15	14,341	44,724	(9,733)	**49,347**
Cash – beginning of period	1,004	12,920	70,155	192,775	**276,854**
Cash – end of period	1,019	27,261	114,879	183,042	**326,201**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	2,100	4,730	16,631	(2,732)	20,729
Non-cash items	1,963	4,112	11,563	(1,038)	16,600
	4,063	8,842	28,194	(3,770)	37,329
Net change in non-cash working capital items	693	(854)	(3,580)	(2,027)	(5,768)
	4,756	7,988	24,614	(5,797)	31,561
Financing activities					
Repayments of capital leases	-	-	(967)	-	(967)
Payments of non-controlling interests	-	(2,280)	-	-	(2,280)
Common shares issued	-	-	-	69	69
Foreign exchange and other	-	-	(1,030)	361	(669)
	-	(2,280)	(1,997)	430	(3,847)
Investing activities					
Property, plant and equipment	-	(569)	(402)	(26)	(997)
Mineral property development	-	-	-	(321)	(321)
Proceeds on disposal of property, plant and equipment	32	-	-	38	70
	32	(569)	(402)	(309)	(1,248)
Intersegment distributions to corporate	(4,518)	(5,353)	(251)	10,122	-
Increase (decrease) in cash for the period	270	(214)	21,964	4,446	26,466
Cash – beginning of period	286	1,630	10,125	121,960	134,001
Cash – end of period	556	1,416	32,089	126,406	160,467

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the nine months ended September 30

(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	$
Operating activities					
Net earnings (loss)	11,845	20,186	79,031	(10,298)	**100,764**
Non-cash items	(195)	20,951	37,179	(476)	**57,459**
	11,650	41,137	116,210	(10,774)	**158,223**
Net change in non-cash working capital items	4,768	1,865	1,747	(6,124)	**2,256**
	16,418	43,002	117,957	(16,898)	**160,479**
Financing activities					
Dividends on common shares	-	-	-	(11,773)	**(11,773)**
Repayments of capital leases	-	(180)	(2,661)	-	**(2,841)**
Payments of non-controlling interests	-	(3,589)	-	-	**(3,589)**
Common shares issued	-	-	-	2,574	**2,574**
Foreign exchange and other	266	(140)	(558)	261	**(171)**
	266	(3,909)	(3,219)	(8,938)	**(15,800)**
Investing activities					
Payment of copper price participation	-	-	-	(10,000)	**(10,000)**
Property, plant and equipment	-	(3,743)	(455)	(5,670)	**(9,868)**
Mineral property development	-	-	-	(8,568)	**(8,568)**
Other	1,225	-	-	2,213	**3,438**
	1,225	(3,743)	(455)	(22,025)	**(24,998)**
Intersegment distributions to corporate	(17,351)	(9,070)	(10,392)	36,813	**-**
Increase (decrease) in cash for the period	558	26,280	103,891	(11,048)	**119,681**
Cash – beginning of period	461	981	10,988	194,090	**206,520**
Cash – end of period	1,019	27,261	114,879	183,042	**326,201**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	7,255	14,587	52,718	(11,163)	63,397
Non-cash items	5,906	12,638	37,401	(1,932)	54,013
	13,161	27,225	90,119	(13,095)	117,410
Net change in non-cash working capital items	(1,515)	(2,852)	(4,528)	(2,287)	(11,182)
	11,646	24,373	85,591	(15,382)	106,228
Financing activities					
Repayments of capital leases	-	(1,276)	(2,445)	-	(3,721)
Payments of non-controlling interests	-	(6,066)	(4,231)	-	(10,297)
Common shares issued	-	-	-	892	892
Foreign exchange and other	-	-	(1,030)	(422)	(1,452)
	-	(7,342)	(7,706)	470	(14,578)
Investing activities					
Property, plant and equipment	-	(2,497)	(1,064)	(76)	(3,637)
Mineral property development	-	-	-	(741)	(741)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Proceeds on disposal of property, plant and equipment	47	-	40	45	132
	47	(2,497)	(1,024)	(3,022)	(6,496)
Intersegment distributions to corporate	(11,440)	(14,323)	(55,700)	81,463	-
Increase in cash for the period	253	211	21,161	63,529	85,154
Cash – beginning of period	303	1,205	10,928	62,877	75,313
Cash – end of period	556	1,416	32,089	126,406	160,467

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2005 and 2004
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2004. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2004.

2. Inventories and prepaid expenses

	September 30 2005	December 31 2004
	$	$
Cathode copper	**2,959**	2,183
In-process inventories	**42,141**	38,375
Mine supplies	**12,553**	10,488
Prepaid expenses	**2,303**	1,704
	59,956	52,750

The amount of depreciation and amortization capitalized to cathode copper and in-process inventories at September 30, 2005 and December 31, 2004 was $6,304 and $6,587, respectively. The depreciation and amortization in the carrying value of cathode copper and in-process inventories will be charged to the depreciation and amortization expense category of the statement of operations.

3. Long-term copper inventory and other

	September 30 2005	December 31 2004
	$	$
Long-term in-process copper inventory	**18,747**	18,747
Deferred financing cost	**1,133**	1,322
Other	**1,381**	1,679
	21,261	21,748

4. Copper price participations

Teck Cominco Limited ("Teck Cominco") is entitled to a payment of up to $10,000 per year (or after 2006 or the repayment of the senior notes, $2,500 quarterly) to a maximum of $40,000, should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed $1.22 per pound at December 31, 2004, adjusted for United States inflation until December 31, 2012. Included in current liabilities at December 31, 2004 was $10,000 pertaining to this commitment as the actual average copper price per pound for 2004 of $1.30 exceeded the inflation adjusted copper price. The $10,000 was paid on January 7, 2005. Based upon the actual average copper price for the nine months ended September 30, 2005 and the period end forward copper price for the balance of the year, the average copper price for 2005 is calculated to exceed the inflation adjusted copper price for 2005. Accordingly, an additional $10,000 liability to Teck Cominco has been accrued at September 30, 2005 with a corresponding increase in property, plant and equipment assets at Quebrada Blanca.

ENAMI is also entitled to receive, under the by-laws of Compañía Minera Quebrada Blanca S.A., a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year. Based upon the average realized copper price for the nine months ended September 30, 2005 and the period end forward LME copper price plus premiums for the balance of the year, the average realized sales price is expected to exceed the inflation adjusted copper price for the year. Accordingly, a $3.1 million liability to ENAMI has been accrued at September 30, 2005, representing the 2005 obligation to date, with a corresponding increase in the line item entitled "Other expenses (revenues)" on the Consolidated Statements of Operations.

5. Senior notes

On March 10, 2003, Aur issued US$125,000 of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

6. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2005		2004	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**95,251**	**179,962**	94,255	177,983
Share purchase options exercised	**280**	**881**	40	69
Balance – end of period	**95,531**	**180,843**	94,295	178,052

(b) Earnings per common share

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings available to shareholders	**31,018**	20,729	**100,764**	63,397
Denominator (# 000's)				
Weighted average number of shares	**95,136**	94,156	**95,136**	94,156
Basic earnings per share	**0.33**	0.22	**1.06**	0.67

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
(ii) Diluted				
Numerator				
Income available to shareholders	**31,018**	20,729	**100,764**	63,397
Denominator (# 000's)				
Weighted average number of shares	**95,136**	94,156	**95,136**	94,156
Potential issuance of shares from purchase options	**705**	1,134	**705**	1,134
Potential incremental issuance from stock-based compensation	**249**	101	**249**	101
	96,090	95,391	**96,090**	95,391
Diluted earnings per share	**0.32**	0.22	**1.05**	0.67

(c) Stock-based compensation plans

At September 30, 2005, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Effective January 1, 2003, Aur adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since January 1, 2003 using the fair value method.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur RESOURCES INC.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at September 30, 2005:

	Outstanding			Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
1.96 to 2.55	226	4	2.11	221	2.10
3.30 to 3.91	539	28	3.57	350	3.63
4.10 to 5.90	370	36	5.29	200	4.89
6.11 to 8.05	2,035	53	6.65	567	6.49
	3,170			1,338	

The number of stock options outstanding at September 30, 2005 represents 3.3% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended September 30, 2005:

	Three months ended		Nine months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000's	CDN$	# 000's	CDN$
Balance – beginning of period	3,001	5.23	2,465	3.55
Granted	450	7.17	1,835	6.68
Exercised	(281)	3.74	(1,130)	2.77
Balance – end of period	3,170		3,170	

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 1.1% (2004 – 0%), expected volatility of 43% (2004 – 44%), risk-free interest rate of 3.5% (2004 – 2.6%) and expected life of 27 months (2004 – 36 months).

7. Other expenses (revenues)

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Interest on obligation under capital leases	**125**	195	**410**	585
Interest and other income	**(2,552)**	(1,014)	**(6,108)**	(2,138)
Interest and financing costs	**16**	30	**549**	489
Copper price participation	**2,074**	-	**3,062**	-
Foreign exchange	**564**	692	**134**	183
Gain on sale of marketable securities	**-**	(38)	**(1,804)**	(38)
Gain on disposal of property, plant and equipment	**(377)**	(29)	**(522)**	(48)
Miscellaneous	**31**	109	**235**	493
	(119)	(55)	**(4,044)**	(474)

8. Supplementary cash flow information

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Net change in non-cash working capital:				
Receivables	**4,639**	(806)	**577**	(2,718)
Inventories and prepaid expenses	**(3,880)**	(1,176)	**(7,206)**	(2,709)
Accounts payable and accrued liabilities	**7,888**	(3,786)	**8,885**	(5,755)
	8,647	(5,768)	**2,256**	(11,182)
Other information:				
Interest paid	**4,219**	4,219	**8,438**	8,439
Income, resource and capital taxes paid	**362**	835	**11,487**	1,906

9. Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.

10. Contingency

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. CMQB contested such reassessment and, in August, 2005 the Iquique Tax Court rendered a judgement confirming certain elements of the IRS reassessment. As a consequence of the foregoing, the IRS assessed CMQB with taxes of $1,900, including interest, penalties and inflation adjustment to date. The judgement also determined a reduction of CMQB's tax loss carry forwards in the amount of $17,500. CMQB has appealed such a judgement to the Court of Appeals. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are correct and that the payment of the guarantee fees should not attract withholding taxes. Should CMQB ultimately be unsuccessful in overturning the judgement of the Tax Court in

the Court of Appeals, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of reassessment, plus interest, penalties and inflation adjustment to the date of the Court of Appeals judgement. At this time, the outcome of the appeal and ultimate resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.